  EXHIBIT 99.1

Intellipharmaceutics Announces Receipt of Nasdaq Notice

TORONTO, September 20, 2017 -- Intellipharmaceutics International Inc. (Nasdaq: IPCI) (TSX: IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs, announced today that it has received written notification (the "Notification Letter") from The NASDAQ Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum market value of listed securities requirement set forth in Nasdaq Rules for continued listing on The Nasdaq Capital Market. The Notification Letter does not impact the Company's listing on The Nasdaq Capital Market at this time.

Nasdaq Listing Rule 5550(b)(2) requires listed securities to maintain a minimum market value of US $35.0 million, and Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company's common shares for the 30 consecutive business days from August 8, 2017, the Company no longer meets the minimum market value of listed securities requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until March 19, 2018, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company's common shares must have a market value of at least US $35.0 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by March 19, 2018, the Company may be eligible for additional time to regain compliance.

The Company intends to monitor the market value of its common shares between now and March 19, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company's common shares will continue to be listed and trade on The Nasdaq Capital Market.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company is also listed on the Toronto Stock Exchange (TSX) and the Notification Letter does not affect the Company's compliance status with such listing.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received United States Food and Drug Administration ("FDA") approval) in various stages of development. The Company has Abbreviated New Drug Application ("ANDA") and New Drug Application ("NDA") 505(b)(2) drug product candidates in its development pipeline. These include Rexista™, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", or the negative of such terms or other comparable terminology and such statements include, but are not limited to, statements about the future compliance with Nasdaq's minimum market value of listed securities requirement including the intentions of the Company in response to the receipt of the Notification Letter. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities,  the potential dilutive effects of  any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, changes in U.S. federal income tax laws currently being considered, including, but not limited to, the U.S. changing the method by which foreign income is taxed and resulting changes to the passive foreign investment company laws and regulations which may impact our shareholders, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for ANDAs and NDAs challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of RexistaTM), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact: Intellipharmaceutics International Inc. Andrew Patient Chief Financial Officer 416.798.3001 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646.863.6519 ksmith@proactivecapital.com